UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

		Page No.

Reports of Independent Registered Public Accounting Firms		1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2012 and 2011		3

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2012		4

Notes to Financial Statements		5

Supplemental Schedule:

Schedule of Assets (Held at End of Year) As of December 31, 2012		15

Note:	All other schedules of additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

       Constellation Energy Group, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2011 were audited by other auditors whose report dated June 26, 2012 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 14, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

       Constellation Energy Group, Inc. Employee Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 26, 2012

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

ASSETS

Investments at fair value
Investments, at fair value
Registered investment company securities	$781,806,206	$709,691,391
Sponsor corporate common stock	125,501,907	201,393,524
Common /collective trust funds	200,063,203	192,158,554
Short-term investment funds	21,902	385,678

Total investments	1,107,393,218	1,103,629,147

Receivables
Participant contributions	1,896,376	1,846,598
Employer contributions	528,143	517,810
Notes receivable from participants	25,639,110	27,374,860
Accrued dividends	—	1,170,130
Unsettled investment sales and other	200,279	171,898

Total receivables	28,263,908	31,081,296

Total assets	1,135,657,126	1,134,710,443

LIABILITIES
Due to brokers for securities purchased and other liabilities	1,390	81,641

Total liabilities	1,390	81,641

Net Assets reflecting investments at fair value	1,135,655,736	1,134,628,802
Adjustment from fair value to contract value for fully benefit responsive investment contracts (see Note 2)	(8,247,143)	(6,701,279)

NET ASSETS AVAILABLE FOR BENEFITS	$1,127,408,593	$1,127,927,523

The accompanying Notes are an integral part of these Financial Statements.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

ADDITIONS
Contributions
Participant	$56,371,944
Employer	16,347,456
Rollover	9,461,480

Total contributions	82,180,880

Net investment income and appreciation
Interest income and dividends	37,539,711
Net appreciation in the fair value of investments	30,148,564
Interest income from participant loans	1,226,176

Total investment income	68,914,451

Total additions	151,095,331

DEDUCTIONS
Participant withdrawals and distributions	151,093,246
Administrative expenses	411,670

Total deductions	151,504,916

Net increase before transfers	(409,585)
Net assets transferred to other plans	(109,345)

Net increase after transfers	(518,930)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,127,927,523

End of year	$1,127,408,593

The accompanying Notes are an integral part of these Financial Statements.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan was initially established by Baltimore Gas and Electric Company (“BGE”) as the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company, Constellation Energy Group, Inc. (“CEG”), and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan. The Plan was most recently restated on January 31, 2012. On March 12, 2012, in conjunction with an Agreement and Plan of Merger, CEG merged into Exelon Corporation (“Exelon” or “the Company”) with Exelon continuing as the surviving corporation, and becoming the sponsor of the Plan. The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Exelon Corporation Stock Fund is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Exelon’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and appointment of the Plan’s investment manager. T. Rowe Price Trust Company (“Trustee”) is the Plan trustee and T. Rowe Price Retirement Plan Services, Inc. (“Recordkeeper”) is the Plan recordkeeper.

Employees of any participating employer are eligible to participate in the Plan as soon as practicable after the date of hire. Participating employers include but are not limited to certain subsidiaries of the former CEG, and certain subsidiaries of Exelon that employ individuals who were employed by CEG immediately prior to the merger.

Participant Contributions

The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of their eligible pay through payroll deductions, on a pre-tax basis, from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis, or a combinations thereof. The maximum combined contribution rate for both the pre-tax and the after-tax contributions is 50%, subject to certain Internal Revenue Service (“IRS”) limitations.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not eligible for the Company’s fixed or profit-sharing matching contribution.

Company Matching Contributions

In general, the Company contributes a fixed match equal to one-half of the participant’s contribution up to six percent of eligible pay. However, the Company matching contribution for employees of Constellation New Energy, Inc. was 100% of the participant’s contributions up to five percent of eligible pay until April 2011. In April 2011, the Company matching contribution for employees of Constellation New Energy, Inc. was changed to one-half of the participant’s contribution up to six percent of eligible pay. Through December 31, 2011, company contributions were initially invested in CEG Common Stock and the participant had the option to transfer the funds to other available investment options immediately. Effective January 1, 2012, company contributions are invested in the employee’s before-tax investment mix; however, if the employee is only contributing on an after-tax basis, the company contributions are invested in the employee’s after-tax investment mix.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Effective January 1, 2013, Exelon will provide an annual profit-sharing match in addition to the fixed match. Under the profit-sharing match, Exelon may provide up to 3% of eligible pay contributed per pay period, based on earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Any profit-sharing match will be contributed to the Plan after the end of each calendar year. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a pro-rated profit-sharing match. The first profit-sharing contribution (if any) will not occur until 2014.

Participant Loans

A participant may, upon application, borrow from the Plan. Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance at the time of the loan. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution and may be subject to an early withdrawal penalty. To date, the Plan has not experienced any collectability issues with participant loans.

Withdrawals by Participants While Employed

Participants may elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2. Active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances. Participants who make a hardship withdrawal, and participants who have less than 5 years of service and withdraw basic after-tax contributions that have not been in the Plan for two calendar years (unmatured), are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two calendar years following the year contributed (matured) are also eligible to be withdrawn.

Distributions upon Termination of Employment

Distributions to participants who retire or who separate from service are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Costs

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant’s account, covered by a portion of the asset-based fees deducted directly from investment returns, or paid through revenue-sharing payments made from investment managers to the Recordkeeper. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans, domestic relations orders), and are charged directly against a participant’s account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Companies’ corresponding contributions and (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

2.	Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the T. Rowe Price Stable Value Fund, which is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan’s investment income. See Note 3 — Fair Value of Investments for further information.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Fully Benefit Responsive Investment Contracts

The investments of the T. Rowe Price Stable Value Fund include fully benefit responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to a participant’s principal balance plus accrued interest. In a typical wrap contract, the issuing bank or insurance company agrees to pay a fund the difference between the contract value and the market value of the underlying assets once the market value of the fund has been totally exhausted, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value and is reset quarterly. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

To the extent the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and the future crediting rate may be higher than the current market rates. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The average current yield earned by the Plan as of December 31, 2012 and 2011 was computed to be 2.36% and 2.69%, respectively. The average current yield earned by the trust as adjusted to reflect the actual interest rate credited to unit holders as of December 31, 2012 and 2011 was 2.45% and 2.97%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using contract value basis for fully benefit-responsive investment contracts.

Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids, discount rate, and the duration of the underlying securities. The following table presents the fair value of Plan funds with investment contracts, including net receivables of $22,581 and $0 for the years ended December 31, 2012 and December 31, 2011, respectively, and the adjustment required to report at contract value:

	December 31,
	2012	2011

T. Rowe Price Stable Value Fund at fair value	$200,085,784	$192,158,554
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(8,247,143)	(6,701,279)

T. Rowe Price Stable Value Fund at contract value	$191,838,641	$185,457,275

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

If they were to occur, certain events would limit the ability of the Plan to transact at contract value with the issuer. Specifically, any event outside the normal operation of the Plan that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification of the Plan, and certain Plan amendments if the issuers’ consent is not obtained. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future. The issuer has certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Plan under the terms of the investment contract can result in its termination at market value. Termination may also occur with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law, if the Plan or the Trustee suffers an insolvency, or if there is a change in law or accounting standards that makes it impermissible to account for an investment contract on a contract-value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.

Recent Accounting Pronouncements

Fair Value Measurements and Disclosures

In May 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance amending existing guidance for measuring fair value and for disclosing information about fair value measurements. The FASB indicated that for many of the requirements it does not intend for the amendments to result in a change to current accounting. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs, the valuation processes used by the entity, and the sensitivity of the measurement to the unobservable inputs will be required. In addition, entities will be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of net assets available for benefits but for which the fair value is required to be disclosed. The guidance is effective for periods beginning after December 15, 2011 and is required to be applied prospectively. As this guidance provided only disclosure requirements, the adoption of this standard did not impact the Plan’s financial statements

3.	Fair Value of Investments

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•

Level 1 — unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Exelon Corporation common stock and registered investment company securities.

Sponsor Corporate Common Stock. The Constellation Energy Group Employee Savings Plan invests in sponsor corporate common stock. Common stock is valued at the closing price reported by the New York Stock Exchange.

Registered Investment Company Securities. Registered investment company securities are investment funds maintained by investment companies that hold certain investments in accordance with a stated set of fund objectives, usually mutual funds. These funds have values that are publicly quoted on a daily basis in active markets.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

•

Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include common/collective trust funds.

Common/Collective Trust Fund. The Plan’s common/collective trust consists solely of the T. Rowe Price Stable Value Common Trust Fund. The fair value of the T. Rowe Price Stable Value Fund is valued on a daily basis using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. The values of these commingled funds are not publicly quoted.

•

Level 3 — unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. The Plan does not have any financial assets utilizing Level 3 inputs.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

The following tables present assets measured and recorded at fair value on the Plan’s Statements of Net Assets Available for Benefits on a recurring basis and their level within the fair value hierarchy as of December 31, 2012 and 2011, respectively:

As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Investments:

Exelon Corporate common stock	$125,501,907	$—	$—	$125,501,907
Common /collective trust funds	—	200,063,203	—	200,063,203
Registered investment company securities	781,806,206	—	—	781,806,206

Total investments	$907,308,113	$200,063,203	$—	$1,107,371,316

As of December 31, 2011

	Level 1	Level 2	Level 3	Total
Investments:

CEG common stock	$201,393,524	$—	$—	$201,393,524
Common /collective trust funds	—	192,158,554	—	192,158,554
Registered investment company securities	709,691,391	—	—	709,691,391

Total investments	$911,084,915	$192,158,554	$—	$1,103,243,469

On March 12, 2012, each share of CEG common stock shares was converted into 0.93 shares of Exelon Corporate common stock, pursuant to the Agreement and Plan of Merger.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Short-term investments of $21,902 and $385,678 as of December 31, 2012 and December 31, 2011, respectively, are in cash and, therefore, are excluded from the tables above.

For the year ended December 31, 2012, the Plan’s investments measured at fair value, including gains or losses on investments bought, sold, and held during the period, appreciated or depreciated in the value as shown in the following table:

Year Ended December 31, 2012
Investments valued based on quoted priced in active markets:
Sponsor corporate common stock	$(56,556,376)
Registered investment company securities	86,704,940

Net appreciation in the fair value of investments	$30,148,564

The fair values of the Plan’s investments that represent 5% or more of the Plan’s net assets, at December 31, 2012 and 2011, are summarized as follows:

	December 31,
	2012	2011
Sponsor Corporate Common Stock	$125,501,907	$201,393,524
T. Rowe Price Stable Value Common Trust Fund	200,063,203	192,158,554
T. Rowe Price Mid-Cap Growth Fund	70,639,698	68,594,983
T. Rowe Price Growth Stock Fund	70,402,656	67,343,492
T. Rowe Price Equity Income Fund	63,899,753	62,370,158
T. Rowe Price Retirement 2020 Fund	56,920,274	59,973,065
Pimco Total Return Institutional Fund	67,526,082	58,715,823
Vanguard Institutional Index (1)	79,396,979	54,357,990
Fidelity Diversified International (1)	56,575,064	43,729,728

(1)	This fund did not represent 5% or more of the Plan’s net assets as of December 31, 2011; however, it is included in this table because the balance is equal to 5% of the Plan’s net assets as of December 31, 2012.

4.	Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common / collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

The Plan’s investment options include the T. Rowe Price Stable Value Fund, which invests in wrap contracts (see Note 2 — Fully Benefit Responsive Investment Contracts) with the objective of preserving capital and a competitive level of income over time. The fund’s ability to meet this goal would be impaired, if for any reason, it was unable to obtain or maintain wrap contracts covering all of its underlying assets. This could result from an inability to find a replacement wrap contract following termination of a wrap contract. The fund attempts to assess the credit quality of wrap issuers; however there is no guarantee as to the financial condition of a wrap issuer. The wrap issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. In the event that wrap contracts fail to perform as intended, it is possible that the fund might not be able to provide for benefit responsive withdrawals at contract value.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net Assets Available for Benefits per the Financial Statements	$1,127,408,593	$1,127,927,523
Add: Adjustment from contract value to fair value for fully benefit responsive investment contracts	8,247,143	6,701,279
Less: Contribution receivable (1)	—	(2,364,408)

Net Assets Available for Benefits per the Form 5500	$1,135,655,736	$1,132,264,394

(1)	In 2012, the contribution receivable is reported in the Net Assets Available for Benefits line item on the Form 5500.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

Year Ended December 31, 2012
Net increase in Net Assets Available for Benefits per the Financial Statements	$(518,930)
Add: Adjustment from contract value to fair value for fully benefit responsive investment contracts at end of year	8,247,143
Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts at beginning of year	(6,701,279)

Net increase in Net Assets Available for Benefits per the Form 5500	$1,026,934

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value.

6.	Income Tax Status

The Company received the latest favorable determination letter from the IRS, dated July 8, 2010, with respect to the Plan as amended through December 28, 2006, subject to adoption of proposed amendments submitted on May 25, 2010, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e) (7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code. The proposed amendments were executed in a timely manner in accordance with regulations prescribed under Code section 401(b). Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. In 2011, the Recordkeeper reported to the Plan that it failed to default certain participant loans in a timely manner. The Recordkeeper is pursuing a correction through the Internal Revenue Service’s Voluntary Correction Program, and this matter is not expected to change the tax-qualified status of the plan. Therefore, it is believed that the Plan was qualified and was tax-exempt as of the financial statement date.

7.	Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

8.	Related-Party Transactions

The Plan includes investments in funds managed by the Trustee. Fees incurred by the Plan paid to the Trustee amounted to $63,838 and $78,639 in 2012 and 2011, respectively. The Plan also holds shares of Exelon Corporation common stock within the Exelon Corporation Stock Fund. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Plan Transfers

In February 2012, CEG acquired ONEOK Energy Marketing Company (“ONEOK”). ONEOK was the plan sponsor for the Thrift Plan for Employees of ONEOK Inc, and its plan participants were permitted to transfer their balances, including loans, into the Plan after the acquisition closed. There were loan transfers totaling $26,848 to the Plan from the Thrift Plan for Employees of ONEOK Inc, and Subsidiaries. In 2012, there were transfers totaling $136,193 from the Plan into the Employee Savings Plan of Constellation Energy Nuclear Group, LLC.

10.	Subsequent Event

Effective May 1, 2013, the Plan was closed to new participants.

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan Number 017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value

	Registered Investment Companies
	Fidelity Diversified International		$56,575,064
	Fidelity Low Priced Stock		6,534,644
	Pimco Total Return Institutional		67,526,082
	*T. Rowe Price Equity Income Fund		63,899,753
	*T. Rowe Price Growth Stock Fund		70,402,656
	*T. Rowe Price Mid-Cap Growth Fund		70,639,698
	*T. Rowe Price Mid-Cap Value Fund		18,908,905
	*T. Rowe Price New Horizons Fund		38,060,992
	*T. Rowe Price Retirement 2005 Fund		3,850,906
	*T. Rowe Price Retirement 2010 Fund		19,788,101
	*T. Rowe Price Retirement 2015 Fund		42,045,350
	*T. Rowe Price Retirement 2020 Fund		56,920,274
	*T. Rowe Price Retirement 2025 Fund		35,990,563
	*T. Rowe Price Retirement 2030 Fund		30,399,658
	*T. Rowe Price Retirement 2035 Fund		18,154,105
	*T. Rowe Price Retirement 2040 Fund		22,822,104
	*T. Rowe Price Retirement 2045 Fund		11,946,630
	*T. Rowe Price Retirement 2050 Fund		5,530,186
	*T. Rowe Price Retirement 2055 Fund		2,351,630
	*T. Rowe Price Retirement Income Fund		6,453,899
	*T. Rowe Price Small-Cap Value Fund		53,608,027
	Vanguard Institutional Index		79,396,979

	Total Registered Investment Companies		$781,806,206

	Common / Collective Trust
	*T. Rowe Price Stable Value Common Trust Fund		$200,063,203

	Total Common / Collective Trust		$200,063,203

	Company Stock
	*Exelon Corporation		$125,501,907

	Total Common Stock		$125,501,907

	Short Term Investments
	*T. Rowe Price Short Term Settlement Account		$21,902

	Total Short Term Investments		$21,902

	Participant Loans
	Participant Loans	Interest rates: 3.25% - 10.50%	$25,639,110

	Total Participant Loans		$25,639,110

	GRAND TOTAL		$1,133,032,328

*	Represents party-in-interest.

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibits filed with Form 11-K for the year ended December 31, 2012:

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Constellation Energy Group, Inc. Employee Savings Plan

Date: June 21, 2013

/s/ Jennifer Franco
Jennifer Franco
Plan Administrator